Morgan Stanley Dean Witter Spectrum Series
Monthly Report
January 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Spectrum Funds as of January 31, 2000 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Global Balanced $15.97                          -0.95%
Spectrum Select          $22.63                           2.87%
Spectrum Strategic       $15.54                          -1.91%
Spectrum Technical       $15.09                           1.25%

Upward price moves in several commodities and the subsequent fears of inflation in the United States played important roles during January. Oil and aluminum futures prices continued to trend higher, as they did during December, amid constricting supply levels. These price increases, coupled with the release of strong U.S. economic data, revived the fears of inflation that were periodically evident during the second half of 1999.
As a result of the rekindled inflationary worries, most global stock prices reversed lower, following a strong year-end rally during December. Additionally, the U.S. dollar strengthened versus most major currencies and intermediate-term interest rates surpassed those along the longer-end of the yield curve.

In general, each of the Spectrum Series funds demonstrated different performance in January due to the portfolio structure and trading approaches unique to each fund. Spectrum Select's performance was largely derived from its greater exposure to global interest rate futures and currencies, which were generally profitable. Spectrum Technical produced gains in January from its significant participation in energies and global interest rate futures. Both Spectrum Select and Spectrum Technical had less exposure to the difficult stock index futures markets. Spectrum Strategic and Spectrum Balanced each posted overall losses for January primarily from their exposure to the challenging stock index futures markets. Additionally, Spectrum Strategic suffered losses from the way it participated in global interest rate futures and currency markets, while Spectrum Select and Spectrum Technical realized profits in these sectors due to their trading approach.

In the commodities markets, profits were recorded in all the Funds from long positions in crude and heating oil futures as oil prices, which have been climbing higher since early 1999, continued their upward trend during January on growing speculation that OPEC may extend production cuts beyond the current deadline of March 2000. Oil prices received an extra boost on increased demand due to extremely frigid weather in the U.S. Northeast. Long positions in aluminum futures were also profitable in these funds as prices rose to their highest level in nearly 2 1/2 years in response to reports that global supplies of this base metal could run low. These gains more than offset losses incurred from short positions in corn and soybean futures as grain prices also increased due to a cut in 1999-2000 ending stocks and concerns for dryness in Brazil.

U.S. and European stock prices, after rallying higher during December, reversed lower during January resulting in losses for long positions in Spectrum Select and Spectrum Technical. Early in the month, prices moved lower amid fears of interest rate hikes in the U.S. and Europe. Profit taking from the previous year also contributed to the reversal lower. Following a brief move upward in mid-month, prices resumed their decline later in the month after a new batch of economic data raised fears that the U.S. Federal Reserve would be forced to take aggressive action to slow the economy and stave off inflation. This choppiness also contributed to losses in stock index futures positions.

Fears of inflation and the future direction of interest rates also continued to be a factor in the global interest rate futures and currency markets. Continuing a trend in place since early December, rising interest rates at the shorter-end of the yield curve pushed prices lower, thus resulting in profits for short positions in short-term and intermediate-term interest rate futures, specifically eurodollar and U.S. Treasury note futures. Conversely, the upward trend in interest rates at the longer-end of the yield curve reversed lower during the second half of January, after moving higher over the past several months. As a result of this decline in rates, U.S. Treasury bond futures prices moved higher resulting in losses for short positions in Spectrum Select and Spectrum Technical.

In currencies, profits were recorded in Spectrum Select and Spectrum Technical from short positions in the euro as the value of the European common currency weakened to its lowest level versus the U.S. dollar, hurt by skepticism regarding Europe's economic outlook. Short positions in the Swiss franc were also profitable as this European currency shared many of the same woes as the euro. These gains were offset by losses incurred in these funds from long positions in the British pound and Japanese yen as the value of the dollar also strengthened versus these currencies amid improving sentiment in the U.S. Treasury bond market during the latter half of January.

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, losses were recorded during January in the global stock index futures markets from long positions in FT-SE 100 Index futures as European stocks declined as fears of rising interest rates persisted. In the global interest rate futures markets, losses were experienced from long positions in U.S. Treasury note futures as prices declined while intermediate-term interest rate yields rose. Offsetting gains were recorded in the managed futures component from short positions in eurodollar futures as prices decreased as short-term U.S. interest rates climbed after a government report pointed to rising wage costs. In the livestock markets, losses were recorded from long positions in live cattle futures as prices declined after the USDA raised its forecast for U.S. red meat production in 2000. A portion of these losses was offset by gains recorded in the soft commodities markets from long cotton futures positions as cotton prices rose on robust speculative buying. In the currency markets, gains were recorded from crossrate positions, specifically in the euro relative to the British pound, as the value of the European common currency weakened versus the pound hurt by skepticism about Europe's economic outlook and lack of public support for the economy from European officials. In the energy markets, gains were recorded from long futures positions in heating oil as oil prices increased on growing speculation that Organization of Petroleum Exporting Countries (OPEC) would extend production cuts beyond the current deadline of March 2000.

In Spectrum Strategic, a Fund managed by multiple trading advisors who employ fundamental trading methodologies, losses were recorded during January in the global interest rate futures markets from short positions in U.S. Treasury bond futures as interest rates at the longer-end of the yield curve declined during the second half of the month, thus resulting in domestic bond prices being pushed higher. In the global stock index futures markets, losses were experienced from short positions in U.S. stock index futures as domestic equity prices moved higher earlier in the month on fears of an interest rate hike and reports of a major corporate merger. In the soft commodities markets, losses were incurred from long coffee futures positions as coffee prices declined in the wake of forecasts for a bumper crop in Brazil this year. In the currency markets, losses were recorded from long positions in the euro as the value of the European common currency weakened to a lifetime low versus the U.S. dollar. The euro dropped below parity with the U.S. dollar late in the month, hurt by skepticism about Europe's economic outlook and lack of public support for the economy from European officials. A portion of these losses was offset by gains recorded in the energy markets from long futures positions in crude oil and its refined products as oil prices increased on growing speculation that Organization of Petroleum Exporting Countries (OPEC) would extend production cuts beyond the current deadline of March 2000. In the metals markets, gains were recorded from long aluminum futures positions as prices rose to their highest level in nearly 2 1/2 years in response to reports that global supplies of aluminum could run short.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1998 16.4%
                         1999                       0.7%
                         2000 (1 month)           -1.0%
                    Inception-to-Date Return:          59.7%
                    Annualized Return:                            9.3%

___________________________________________________________________________
__________
Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999
-7.6%
                                   2000 (1 month)              2.9%
                    Inception-to-Date Return:               126.3%
                    Annualized Return               10.1%
___________________________________________________________________________
__________
Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999
37.2%
                         2000 (1 month)            -1.9%
                    Inception-to-Date Return:                 55.4%
                    Annualized Return:               8.8%
___________________________________________________________________________
__________
Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999
-7.5%
                         2000 (1 month)              1.3%
                    Inception-to-Date Return:                50.9%
                    Annualized Return:               8.2%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended January 31, 2000
(Unaudited)
                                   Morgan Stanley Dean Witter
Morgan Stanley Dean Witter
                                                            Spectrum Global
Balanced                   Spectrum Select
                                        Percent of
Percent of
                                        January 1, 2000
January 1, 2000
                                        Beginning                     Beginning
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading profit (loss):
  Realized                      (996,991)            (1.72)         (6,404,029)
(3.00)
  Net change in unrealized       475,922              0.82          13,606,659
6.36

  Total Trading Results         (521,069)            (0.90)          7,202,630
3.36
Interest Income (DWR)            254,511              0.44             758,135
0.35
  Total Revenues                (266,558)            (0.46)          7,960,765
3.71

EXPENSES
Brokerage fees (DWR)             221,811              0.38           1,291,744
0.60
Management fees                   60,275              0.11             534,514
0.24
Incentive fees                                -              -
-                                   - .
  Total Expenses                 282,086              0.49           1,826,258
0.84
NET INCOME (LOSS)               (548,644)            (0.95)          6,134,507
2.87

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended January 31, 2000
(Unaudited)
                           Morgan Stanley Dean Witter                   Morgan
Stanley Dean Witter
                           Spectrum Global Balanced                  Spectrum
Select              .
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                         $          $                     $
$
Net Asset Value,
 January 1, 2000       3,589,823.691  57,864,012    16.12     9,716,887.432
213,805,674   22.00
Net Income (Loss)             -         (548,644)   (0.15)           -
6,134,507    0.63
Redemptions              (51,090.628)   (815,917)   15.97      (147,001.320)
(3,326,640)  22.63
Subscriptions             73,180.635   1,168,695    15.97       148,288.559
3,355,770   22.63
Net Asset Value,
  January 31, 2000     3,611,913.698  57,668,146   15.97      9,718,174.671
219,969,311   22.63

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended January 31, 2000
(Unaudited)
                                    Morgan Stanley Dean Witter      Morgan
Stanley Dean Witter
                                                             Spectrum Strategic
Spectrum Technical                  .
                                        Percent of
Percent of
                                        January 1, 2000
January 1, 2000
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading profit (loss):
  Realized                       (253,926)            (0.24)
(8,145,161)                      (3.03)
  Net change in unrealized       (498,889)            (0.46)
13,144,879                        4.89
  Total Trading Results          (752,815)            (0.70)
4,999,718                         1.86
Interest Income (DWR)             360,541              0.33
942,131                           0.35
  Total Revenues                 (392,274)            (0.37)
5,941,849                         2.21

EXPENSES
Brokerage fees (DWR)              650,642              0.60          1,623,732
0.61
Management fees                   346,140              0.32            895,852
0.33
Incentive fees                    662,822              0.62             54,486
0.02
  Total Expenses                1,659,604              1.54          2,574,070
0.96
NET INCOME (LOSS)              (2,051,878)            (1.91)
3,367,779                         1.25

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended January 31, 2000
(Unaudited)
                           Morgan Stanley Dean Witter                  Morgan
Stanley Dean Witter
                           Spectrum Strategic                        Spectrum
Technical           .
                          Units        Amount    Per Unit        Units
Amount   Per Unit
                                         $          $                       $
$
Net Asset Value,
 January 1, 2000       6,795,971.519 107,692,521    15.85    18,027,896.093
268,755,718                    14.91
Net Income (Loss)             -       (2,051,878)   (0.31)              -
3,367,779                       0.18
Redemptions              (63,487.897)   (986,602)   15.54      (273,918.341)
(4,133,428)                    15.09
Subscriptions            208,771.190   3,244,305    15.54       274,077.326
4,135,827                      15.09
Net Asset Value,
  January 31, 2000     6,941,254.812 107,898,346   15.54     18,028,055.078
272,125,896                    15.09
The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including, but not limited to, foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the general and limited partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Global Balanced.
The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnerships on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees for Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.60% (a 4.60% annual rate) of the Net Assets as of the first day of each month.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of the Net Assets as of the first day of each month.

Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter.
No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the limited partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased are subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased are subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased are not subject to a redemption charge. The foregoing redemptions charges are paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a limited partner is redeeming his entire interest in a Partnership.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date under certain conditions as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")
  Willowbridge Associates Inc. ("Willowbridge")

Demeter adjusted the allocation of Net Assets among the trading advisors within Spectrum Strategic effective June 30, 1999. Net proceeds received by Spectrum Strategic at each monthly closing are now allocated 75% to AICM, 0% to Blenheim, and 25% to Willowbridge Additionally, 100% of redemptions are allocated to Blenheim.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of manage-ment fees and incentive fees as follows:

Management Fee - The management fee for Spectrum Global
Balanced is accrued at a rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to AICM on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Global Balanced, Spectrum Select and Spectrum Strategic pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in their Limited Partnership Agreements, experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the Trading Profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the Trading Profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

For all Partnerships when Trading Losses are incurred, no incentive fees are paid in subsequent months until the individual trading advisor recover their losses. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.